August 20, 2014

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk, Senior Special Counsel, Office of Mergers and Acquisitions

Re:	Rand Logistics, Inc.
Preliminary Proxy Statement filed by JWEST, LLC
Filed July 25, 2014
File No. 001-33345

Dear Ms. Chalk:

JWEST, LLC (the “Company”) submits in electronic form for filing the accompanying revised Preliminary Proxy Statement reflecting changes from the original Preliminary Proxy Statement as initially filed with the Securities and Exchange Commission (the “Commission) on July 25, 2014. Set forth below is the Company’s response to the comments with respect to the Preliminary Proxy Statement contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Commission, dated August 7, 2014 (the “Comment Letter”), commenting on the Company’s Preliminary Proxy Statement related to Rand Logistics, Inc.

For your convenience, we have repeated the comment of the Staff in bold face type as set forth in the Comment Letter. The Company’s response is provided below the comment.

Preliminary Proxy Statement

General

1.	It appears you intend to rely on Rule 14a-5(c) to fulfill certain disclosure obligations by reference to the company’s proxy statement. Please note that in our view, reliance on Rule 14a-5(c) before the company distributes information to security holders is not appropriate. Please tell us whether you intend to disseminate your proxy statement prior to the distribution of the company proxy statement and, if so, confirm your understanding that you must undertake to provide any omitted information to security holders in the form of a proxy statement.

Response: We do not intend to disseminate our proxy statement prior to the distribution of the company proxy statement.

2.	Identify all of the participants in the proxy solicitation. See Instruction 3(a) of Schedule 14A.

Securities and Exchange Commission

August 20, 2014

Response: In response to the Staff’s comment, the disclosure on page 10 has been revised to provide the requested disclosure.

3.	Provide additional background information about JWEST and describe its interests in the solicitation. See Item 5(b) of Schedule 14A.

Response: In response to the Staff’s comment, the disclosure on pages 10-11 has been revised to provide the requested disclosure.

Background to the Solicitation, page 3

4.	Briefly describe the views expressed by representatives of JWEST at the 2013 Annual Meeting.

Response: In response to the Staff’s comment, the disclosure on page 3 has been revised to provide the requested disclosure.

5.	Here or in Reasons for the Solicitation section for the proxy statement, explain why you advocated the changes suggested in JWEST’s June 16, 2014 letter. To the extent that they are not already accomplished by the election of your nominees, note whether you will continue to advocate those changes if you and Mr. O’Connor are elected as directors.

Response: In response to the Staff’s comment, the disclosure on page 4 has been revised to provide the requested disclosure. We believe that the second paragraph under “We believe the Company is undervalued” along with the new last sentence on page four addresses the changes that the nominees will advocate for if elected as directors.

6.	Briefly summarize the discussions at the July 21, 2014 meeting between JWEST and representatives of the company.

Response: In response to the Staff’s comment, the disclosure on page 3 has been expanded to provide the requested disclosure.

Reasons for the Solicitation, page 4

7.	Please explain the basis for your belief that there is a valuation discrepancy between the intrinsic value of the business and the current enterprise value of the company. Additional, please briefly describe any specific ideas, plans, or proposals of the nominees for enhancing stockholder value to address this perceived discrepancy or otherwise, or clarify that the nominees do not presently have specific ideas, plans, or proposals.

Response: In response to the Staff’s comment, the disclosure on page 4 has been revised to provide the requested disclosure.

Securities and Exchange Commission

August 20, 2014

8.	Please provide the basis for your belief that the company pays higher-than-market rates to affiliates of the company’s management.

Response: In response to the Staff’s comment, the reference on page 4 to “higher-than-market rates” has been deleted.

Proposal No. 1, Election of Directors, page 5

The Nominees, page 5

9.	Please provide us with support for your statements that DOZ is “a nationally-recognized leader in the real estate arena” and that Sean O’Connor “is nationally known for his expertise in accounting and tax matters related to the development and management of multifamily housing communities.”

Response: In response to the Staff’s comment, the references on page 5 to DOZ being “a nationally-recognized leader in the real estate arena” and Sean O’Connor being “nationally known” have been deleted.

10.	Refer to your disclosure in the last paragraph on page 6 with respect to the circumstances where proxies may be voted for substitute nominees. Please confirm to us that in the event the participants identify or nominate a substitute nominee prior to the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee; (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected; and (3) includes disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Response: We confirm that in the event the participants identify or nominate a substitute nominee prior to the annual meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominee; (2) discloses whether the nominee has consented to being named in the revised proxy statement and to serve if elected; and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to the nominee.

Proposals 2 and 3, page 7

11.	Briefly explain the reasons for your recommendations with respect to Proposals 2 and 3.

Response: In response to the Staff’s comments, the disclosure on pages 7-8 has been revised to provide the requested disclosure

Solicitation of Proxies, page 9

12.	You disclose that solicitations may be made in person, by telephone, by e-mail, through the internet, by mail, and by facsimile. Please confirm your understanding

Securities and Exchange Commission

August 20, 2014

that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c).

Response: We confirm that we understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

13.	In this regard, please tell us whether you plan to solicit proxies via internet chat rooms and, if so, tell us which websites you plan to utilize. Please also tell us your plans, if any, to comply with Rules 14a-6 and 14a-9 for any online communications.

Response: We do not plan to solicit proxies via internet chat rooms. We will file any soliciting material that is posted on a web site under the cover of Schedule 14A on the date of first use and acknowledge that such soliciting material must not include any false or misleading statements.

14.	Please disclose the expenditures to date in furtherance of and in connection with the solicitation of stockholders.

Response: In response to the Staff’s comment, the disclosure on page 10 has been revised to provide the requested disclosure.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 20, 2014

If you have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (317) 819-6200.

Sincerely,

/s/ Jonathan R. Evans

Jonathan R. Evans

Chief Investment Officer

cc:	Leslie Drockton, Benesch Friedlander Coplan & Aronoff LLP